# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: E2open Parent Holdings, Inc., CIK 0001800347
CUSIP: 29788T103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 05/25/2025
Filed by CIK 0001465109
Persons authorized to receive notices and communications: Corey Issing ESQ, 1290 Avenue of America, New York, New York (NY), 10104, 646-497-4798

## Reporting persons
- Neuberger Berman Group LLC (CIK 0001465109): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Neuberger Berman Investment Advisers Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Neuberger Berman Investment Advisers LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: E2open Parent Holdings, Inc.
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Comment: This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on February 16, 2021, as amended by Amendment No. 1, filed by the Reporting Persons on June 1, 2021, Amendment No. 2, filed by the Reporting Persons on September 3, 2021, Amendment No. 3, filed by the Reporting Persons on November 14, 2023, and Amendment No. 4, filed by the Reporting Persons on July 26, 2024 (together with this Amendment No. 5, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.0001 per share (the "Shares") of E2open Parent Holdings, Inc., a Delaware corporation (the "Issuer"), having its principal place of business at 14135 Midway Road, Suite G300, Addison, Texas 75001. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2 of the Schedule 13D is hereby amended to restate the information required by instruction C to Schedule 13D as follows:

The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors-
Joseph Amato
Sharon Bowen
Robert D'Alelio
Michele Docharty
Steven Kandarian
George Walker
Richard Worley

Executive Officers-
George Walker, Chief Executive Officer
Joseph Amato, President
Andrew Komaroff, Executive Vice President and Chief Operating Officer
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
Anne Brennan, Executive Vice President and Chief Financial Officer
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

Neuberger Berman Investment Advisers LLC

Directors-
Joseph Amato
Ashok Bhatia
Kenneth deRegt
Douglas Kramer
Stephen Wright

Executive Officers-
Joseph Amato, President - Equities and Chief Investment Officer - Equities
Ashok Bhatia, President - Fixed Income and Chief Investment Officer - Fixed Income
Kenneth deRegt, Chief Operating Officer - Fixed Income
Paul Lanks - Chief Operating Officer - Private Wealth
Douglas Kramer, Head of Institutional Equity and Multi-Asset and Managing Director
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Chief Compliance Officer, Head of Compliance and Managing Director
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 25, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with E2open Holdings, LLC, a Delaware limited liability company ("Holdings", and together with the Issuer, the "Company Parties"), WiseTech Global Limited, an Australian public company limited by shares ("Parent"), Emerald Parent Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Company Merger Sub") and Emerald Holdings Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Holdings Merger Sub" and, together with Parent and Company Merger Sub, the "Parent Parties"). Pursuant to the Merger Agreement, Company Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Surviving Corporation") (such merger, the "Company Merger") and Holdings Merger Sub will be merged with and into Holdings, with Holdings surviving as wholly owned subsidiary of Parent (the "Surviving LLC") (such merger, the "Holdings Merger" and together with the Company Merger, the "Mergers"). The Merger Agreement contains customary representations, warranties and covenants by both Company Parties and Parent Parties, and is subject to customary mutual closing conditions.

Also on May 25, 2025, following the execution of the Merger Agreement, NBOKS Master Fund and certain other stockholders of the Issuer that, together with NBOKS Master Fund, represented holders of a majority of the outstanding Shares and shares of Class V Common Stock (voting together as a single class) at the time, executed and delivered to the Issuer a written consent (the "Written Consent") approving and adopting the Merger Agreement and the transactions contemplated thereby, including the Mergers. The execution and delivery of the Written Consent to the Issuer represents the required stockholder approval for the Company Merger, such that no further action by the Company's stockholders is required to complete the Mergers.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate number of Shares to which this Amendment No. 5 relates is 0, representing 0% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons share with each other voting and dispositive power with respect to the 0 Shares reported as beneficially owned herein.
Transactions in the class effected during the past sixty days: On May 27, 2025, NBOKS Master Fund sold, in the open market through a broker: (i) 30,607,831 Shares, including 10,000,000 Shares sold at $3.24 per Share and 20,607,831 Shares sold at $3.20 per Share, and (ii) 10,140,000 Warrants, at a price of $0.0001 per Warrant. Except as set forth herein, no transactions in the Issuer's securities have been effected by the Reporting Persons within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: NBOKS Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein that are managed on its behalf by NBIA.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On May 27, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 5 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit K: Agreement and Plan of Merger, dated May 25, 2025, by and among WiseTech Global Limited, Emerald Parent Merger Sub Cop., Emerald Holdings Merger Sub LLC, E2open Parent Holdings, Inc. and E2open Holdings, LLC (incorporated by reference to Exhibit 2.1 of the Issuer's current report on Form 8-K, filed with the SEC on May 27, 2025).

## Signatures
- Neuberger Berman Group LLC: /s/ Brad Cetron, Brad Cetron, Managing Director (05/28/2025)
- Neuberger Berman Investment Advisers Holdings LLC: /s/ Brad Cetron, Brad Cetron, Managing Director (05/28/2025)
- Neuberger Berman Investment Advisers LLC: /s/ Brad Cetron, Brad Cetron, Managing Director (05/28/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.